MIGENIX Inc. BC Research Complex 3650 Wesbrook Mall Vancouver, BC V6S 2L2 Canada
|CONFERENCE CALL NOTICE|

FOR IMMEDIATE RELEASE

MIGENIX Third Quarter Fiscal 2007 Financial Results Conference Call & Web Cast Notification

Tuesday, March 13, 2007 – 11:00 a.m. ET; 8:00 a.m. PT

Vancouver, BC, CANADA and San Diego, CA, USA, March 5, 2007 - MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, will host a conference call and web cast on Tuesday, March 13th, 2007 at 11:00 a.m. ET (8:00 a.m. PT) to discuss financial results for the third quarter of fiscal year 2007 ended January 31, 2007 and provide an update on company activities. To participate in the conference call, please dial 416-644-3417 or 1-800-731-5774.  The call will be available for replay until March 27, 2007 by calling 416-640-1917 or 1-877-289-8525 and entering the pass code 21222136#. The live and archived web cast can be accessed through the company’s website at www.migenix.com for the next 90 days.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic hepatitis C infections (Phase II and preclinical), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I and preclinical) and the treatment of dermatological diseases (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Art Ayres MIGENIX Inc. Tel: (604) 221-9666 Ext. 233 aayres@migenix.com	Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com